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Washington, D.C. 20549-6010

Attention: Lynn Dicker

Tara Harkins

Re:	Revolution Medicines, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-39219

To the addressees set forth above:

On behalf of Revolution Medicines, Inc. (the “Company”), we are hereby responding to the comment letter to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 received on April 9, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). We have set forth below the comment from your letter in bold type followed by the Company’s response thereto.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and development expenses, page 91

1.

We note from the pipeline table on page 9 that you have multiple products that are in clinical development. Please revise future filings to disclose the costs incurred during each period presented for each of your key research and development product candidates. If you do not track your research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Also, revise to provide other quantitative and qualitative disclosures that give more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) which should reconcile to total research and development expenses on your Statements of Operations.

Company’s Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company, in future filings, commencing with its Quarterly Report on Form 10-Q for the period ended March 31, 2024, will provide the requested disclosure relating to costs incurred for the Company’s key research and development product candidates, including quantitative and qualitative disclosures as to the type of research and development expenses, for each period presented.

We hope that the foregoing has been responsive to the Staff’s comment. Please do not hesitate to contact me by telephone at (650) 463-3043 or by email at Mark.Roeder@LW.com with any questions or comments regarding this correspondence.

April 19, 2024

Very truly yours,

/s/ Mark V. Roeder
Mark V. Roeder of LATHAM & WATKINS LLP

cc: Jack Anders, Revolution Medicines, Inc.

Jeff Cislini, Revolution Medicines, Inc.

John Williams, Latham & Watkins LLP